May 16, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sarmad Makhdoom and Cara Lubit
RE:    HBT Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-39085
Dear Mr. Makhdoom and Ms. Lubit:
We are in receipt of your letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 3, 2024 (the “Comment Letter”), to Mr. Peter Chapman, Executive Vice President and Chief Financial Officer of HBT Financial, Inc. (the “Company”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023, and hereby submit the following responses to the comments contained in such Comment Letter. For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in bold italics followed by the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2023
Item 1. Business
Concentrations in Commercial Real Estate, page 17
1.    We note your disclosures regarding risk management practices related to commercial real estate lending. Please revise future filings, here or elsewhere as appropriate, to describe specific details of any key risk management policies, procedures, or other actions undertaken by management in response to the current environment.
Company Response: The Company acknowledges the Staff's comment and confirms that it will revise its disclosures in future filings as requested, including discussion of key risk management policies, procedures, or other actions undertaken by management in response to the current commercial real estate (“CRE”) environment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Loan Portfolio, page 56
2.    We note the tabular disclosure on page 56 detailing the composition of your gross loan portfolio, which includes commercial real estate (“CRE”) disaggregated by owner and non-owner occupied loans. Given the significance of CRE to your total loan portfolio, please revise your disclosures in future filings to further disaggregate owner and nonowner occupied CRE loan composition by separately presenting the components of the portfolio by key borrower type (e.g., by office, retail, multi-family, etc.). This could be similar to, but not necessarily identical to, detail you provide in Exhibit 99.2 of your 8-K dated April 22, 2024. In addition, to the extent that there are other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your CRE loan portfolio, include those details in future filings.
Company Response: The Company acknowledges the Staff's comment and confirms that it will revise its disclosures in future filings as requested, including presenting the components of our owner and nonowner occupied CRE loans by key borrower type as well as other characteristics material to an investor’s understanding of our CRE loan portfolio.
Liquidity, page 63
3.    We note your disclosures regarding liquidity. In future filings, please enhance your disclosures, here or elsewhere as appropriate, to present holistic tabular disclosure of your available liquidity sources, including total borrowing capacity, borrowings outstanding, and other sources of liquidity (cash, securities, etc.) to arrive at total available liquidity.
Company Response: The Company acknowledges the Staff's comment and confirms that it will revise its disclosures in future filings as requested, including a tabular disclosure of our available liquidity sources, including total borrowing capacity, borrowings outstanding, and other sources of liquidity to arrive at total available liquidity.
4.    We note your disclosure of deposit beta on slide 23 of Exhibit 99.2 in your 8-K dated April 22, 2024. To the extent that deposit beta is monitored and used by management, please revise future filings such as 10-Qs and 10-Ks to incorporate disclosures regarding deposit beta and how you calculate it, either here or in an appropriate location.
Company Response: The Company acknowledges the Staff's comment and confirms that it will revise its disclosures in future filings as requested, including disclosures regarding deposit beta and how we calculate it.
* * * * *
The Company believes the foregoing provides a complete response to the Comment Letter. Please contact me directly at (309) 664-4556 if you have any questions or require any additional information.
Very truly yours,
HBT Financial, Inc.
/s/ Peter R. Chapman
Peter R. Chapman
Executive Vice President and Chief Financial Officer
2